Exhibit 99.(a)(x)



                [Audiovox Corporation Letterhead]



                                                 October 18, 1996



To The Holders of Audiovox Corp.'s 6 1/4%
Convertible Subordinated Debentures due 2001:

          I am pleased to tell you about a new financial initiative that the Board of Directors has authorized which should improve our capital structure and allow us to grow our wireless and automotive business.

          The Board has approved a plan to exchange 165 shares of the Company's Class A Common Stock for each $1,000 principal amount of its 6 1/4% Convertible Subordinated Debentures due March 2001. Accrued interest through the conversion date will be paid in cash.

          For a detailed description of the terms for the proposed transaction and necessary procedures to participate in the Exchange Offer, please see the enclosed Offering Circular, dated October 18, 1996, the accompanying Letter of Transmittal and the other ancillary documents. The Exchange Offer is subject to certain conditions, including, among others, approval by the shareholders of the Company of the issuance of the Class A Common Stock necessary to effect the Exchange Offer. A special meeting to be called to vote upon issuance of the Class A Common Stock is tentatively scheduled for November 19, 1996. However, the proxy materials to be mailed to shareholders in connection with the special meeting is subject to review by the Securities and Exchange Commission, and, accordingly, the date of the special meeting (and, consequently, the expiration date of the Exchange Offer) may be delayed beyond November 19, 1996. The Board of Directors has fixed the close of business on October 21, 1996, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting or any adjournment thereof.

          The Exchange Offer would allow the Company to increase its equity base by approximately $60 million after all related charges (assuming 100% participation). In addition to an immediate positive effect on our earnings due to the reduction of interest and debt service costs, our strengthened equity base will permit us to grow in tandem with the rapidly expanding technology markets in which we compete.

          As of October 16, 1996, the number of outstanding shares of Class A Common Stock were 7,233,834 and the number of outstanding shares of Class B Common Stock were 2,240,954.
Assuming 100% of the holders of the Debentures participate in the Exchange, the number of additional shares of Class A Common Stock to be issued will be approximately 10,725,000.

          Recently, Audiovox has taken a number of steps to increase shareholder value. We have reduced corporate overhead; closed unprofitable retail locations; strengthened the performance of our remaining locations; introduced exciting new wireless and automotive products and entered new, rapidly growing international markets in Asia, Europe and Latin America.

          Please note that regardless of the outcome of the offering, I believe the Company remains well-positioned financially, operationally and strategically to grow.

          I intend to vote my personal holdings in the Company's voting common stock (currently constituting approximately 74.4% of the Company's outstanding voting power), which will assure passage of the shareholder vote in favor of the issuance of the necessary Class A Common Stock.

          Management and the Board of Directors are convinced that the Exchange Offer is an important part of Audiovox's long-term strategy to improve our financial strength and meet our growth objectives even though there will be an increased number of shares outstanding after the transaction.

          I strongly believe that this transaction is in the best interests of the Company and its Bondholders even though my personal ownership in the Company will be reduced.

          I look forward to your continued support of our Company.

                              Sincerely,


                              /s/ John Shalam
                              John Shalam
                              President and Chief Executive
                              Officer